Exhibit 99.1

Healthpeak Properties Reports Third Quarter 2022 Results

DENVER, November 1, 2022 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the third quarter ended September 30, 2022.

THIRD QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.65 per share, Nareit FFO of $0.42 per share, FFO as Adjusted of $0.43 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.1%

  ▪ Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4% and 4.9%, respectively

– Increasing full-year 2022 FFO as Adjusted and Total Portfolio Same-Store Cash (Adjusted) NOI growth guidance

– Life science leasing update:

  ▪ Third quarter lease executions totaled over 500,000 square feet

  ▪ $1 billion active life science development pipeline is 81% pre-leased

– Balance Sheet:

  ▪ Closed on the previously announced $500 million delayed draw senior unsecured term loans and related interest rate swaps resulting in a 3.5% fixed contractual rate through the initial 2027 maturities

  ▪ Net debt to adjusted EBITDAre and liquidity were 5.3x and $2.4 billion, respectively, as of September 30, 2022

– Appointed Scott Brinker as President and Chief Executive Officer and elected him to the Healthpeak Board

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 18, 2022, to stockholders of record as of the close of business on November 7, 2022

– Received the GRESB Green Star designation and named a constituent in the FTSE4Good Index, each for the eleventh consecutive year

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 353,366	$ 0.65	$ 54,442	$ 0.10
Nareit FFO, diluted	227,426	0.42	196,565	0.36
FFO as Adjusted, diluted	235,504	0.43	219,784	0.40
AFFO, diluted	194,963		181,389	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	49.2%	4.8%	47.8%
Medical office	4.9%	41.2%	4.3%	40.6%
CCRC	4.1%	9.6%	5.6%	11.6%
Total Portfolio	**5.1%**	**100.0%**	**4.7%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	49.2%	4.8%	48.3%
Medical office	4.9%	41.2%	4.3%	41.0%
CCRC	4.2%	9.6%	(1.8%)	10.7%
Total Portfolio	**5.1%**	**100.0%**	**3.9%**	**100.0%**

SOUTH SAN FRANCISCO JOINT VENTURES

POINTE GRAND REDEVELOPMENT

As previously announced, in August 2022, Healthpeak and a sovereign wealth fund partner ("SWF Partner") entered into a 70% (Healthpeak) / 30% (SWF Partner) joint venture ("JV") on an approximately 400,000 square foot portfolio of seven life science buildings on Healthpeak's Pointe Grand campus in South San Francisco. The JV generated cash proceeds to Healthpeak of $126 million at closing.

The JV intends to capitalize on Pointe Grand's A+ location to redevelop the buildings and create differentiated product, offering tenants speed to market in high-quality, purpose-built lab space.

During the third quarter, four buildings entered redevelopment. The remaining three buildings are expected to enter redevelopment as in-place leases expire during 2023.

VANTAGE PHASES II & III DEVELOPMENT

As previously announced, Healthpeak and the SWF Partner have also signed agreements to develop Phases II and III of Vantage, a Class A life science development campus that is directly adjacent to Pointe Grand in South San Francisco and currently wholly-owned by Healthpeak. The purchase price for the Vantage Phase II & III joint venture is subject to final entitlements/density, and closing is subject to certain closing conditions, which we expect will be satisfied in the first half of 2023.

LIFE SCIENCE LEASING UPDATE

During the third quarter, life science lease executions totaled over 500,000 square feet including:

- 154,000 square foot development lease with a global pharmaceutical company at Vantage in South San Francisco
- 122,000 square foot full-building lease with a mid-cap public biotech company at 333 Oyster Point in South San Francisco
- 55,000 square foot full-building lease at 280 E. Grand on the Pointe Grand redevelopment campus in South San Francisco
- 53,000 square foot lease to a credit tenant at 65 Hayden in Boston

DEVELOPMENT UPDATE

THE SHORE AT SIERRA POINT

During the third quarter, Healthpeak placed in service the remaining 36,000 square feet, representing $49 million of investment, at Phase II of the The Shore, in Brisbane California.

The Shore is a 23-acre waterfront campus spanning approximately 629,000 square feet and is 100% leased to leading global pharmaceutical and biotech companies.

DISPOSITIONS

During the third quarter, Healthpeak closed on the sale of two non-core MOB assets, generating proceeds of $9 million.

SHARE REPURCHASE PROGRAM

As previously announced, in August 2022, Healthpeak's Board of Directors approved a share repurchase program authorizing Healthpeak to purchase up to $500 million of common stock in the open market at Healthpeak's discretion and subject to market conditions, regulatory constraints, and other customary conditions, until August 2024.

In August 2022, Healthpeak repurchased $56 million of common stock at a weighted average price of $27.16 per share.

BALANCE SHEET

In August 2022, Healthpeak closed two previously announced senior unsecured delayed draw term loans (the "Term Loan Facilities") in an aggregate principal amount of up to $500 million, with initial stated maturities of 4.5 years (plus 1-year extension option at Healthpeak's discretion) and 5 years, and an interest rate of adjusted SOFR plus 85 basis points based on Healthpeak's current credit ratings. Also in August 2022, Healthpeak executed the previously announced forward-starting swaps to fix the interest rate of the Term Loan Facilities at a blended contractual rate of 3.5% for the initial stated term.

In October 2022, Healthpeak drew down the entirety of the $500 million Term Loan Facilities, which we used to repay commercial paper.

Including net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021, Net debt to adjusted EBITDAre and liquidity were 5.3x and $2.4 billion, respectively, as of September 30, 2022.

EXECUTIVE LEADERSHIP ANNOUNCEMENTS

In October, Healthpeak announced that its Board of Directors had appointed Scott Brinker, the Company's President and Chief Investment Officer, as President and Chief Executive Officer, and elected him to the Healthpeak Board.

Additionally, as previously announced, in October, Scott Bohn, Executive Vice President – Co-Head of Life Science, was appointed Chief Development Officer, in addition to retaining his role as Co-Head of Life Science, and Adam Mabry was promoted to Chief Investment Officer.

In November, Jeffrey Miller was appointed General Counsel. Mr. Miller joined Healthpeak in 2018 and has served in a variety of senior operational leadership roles.

ESG

Received the GRESB Green Star designation and named a constituent in the FTSE4Good Index, each for the eleventh consecutive year; named a finalist by *IR Magazine* and Corporate Secretary for Best Proxy Statement for the third consecutive year and Best ESG Reporting for the first time; included in *Fortune*'s list of Best Workplaces in Real Estate for the first time.

To learn more about Healthpeak's ESG program and view our 2021 ESG Report, please visit www.healthpeak.com/esg.

DIVIDEND

On October 27, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 18, 2022, to stockholders of record as of the close of business on November 7, 2022.

2022 GUIDANCE

We are updating the following guidance ranges for full year 2022:

- Diluted earnings per common share from $0.97 – $1.03 to $0.94 – $0.96
- Diluted Nareit FFO share from $1.70 – $1.76 to $1.67 – $1.69
- Diluted FFO as Adjusted per share from $1.68 – $1.74 to $1.72 – $1.74
- Total Portfolio Same-Store Cash (Adjusted) NOI growth Guidance from 3.50% – 5.00% to 4.50% – 5.50%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 38 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, November 2, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter ended September 30, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4482164. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through November 2, 2023, and a telephonic replay can be accessed through November 8, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 4571885. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust ("REIT") and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: epidemics, pandemics or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	September 30, 2022	December 31, 2021
Assets		
Real estate:		
Buildings and improvements	$ 12,633,935	$ 12,025,271
Development costs and construction in progress	744,711	877,423
Land	2,647,430	2,603,964
Accumulated depreciation and amortization	(3,148,019)	(2,839,229)
Net real estate	12,878,057	12,667,429
Net investment in direct financing leases	—	44,706
Loans receivable, net of reserves of $5,115 and $1,813	383,991	415,811
Investments in and advances to unconsolidated joint ventures	698,903	403,634
Accounts receivable, net of allowance of $2,521 and $1,870	53,964	48,691
Cash and cash equivalents	112,452	158,287
Restricted cash	54,500	53,454
Intangible assets, net	444,215	519,760
Assets held for sale and discontinued operations, net	51,495	37,190
Right-of-use asset, net	232,155	233,942
Other assets, net	752,224	674,615
Total assets	$ 15,661,956	$ 15,257,519
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,585,333	$ 1,165,975
Senior unsecured notes	4,657,651	4,651,933
Mortgage debt	347,987	352,081
Intangible liabilities, net	162,874	177,232
Liabilities related to assets held for sale and discontinued operations, net	12,831	15,056
Lease liability	200,813	204,547
Accounts payable, accrued liabilities, and other liabilities	732,895	755,384
Deferred revenue	835,223	789,207
Total liabilities	8,535,607	8,111,415
Commitments and contingencies		
Redeemable noncontrolling interests	127,583	87,344
Common stock, $1.00 par value: 750,000,000 shares authorized; 537,533,719 and 539,096,879 shares issued and outstanding	537,534	539,097
Additional paid-in capital	10,014,707	10,100,294
Cumulative dividends in excess of earnings	(4,114,806)	(4,120,774)
Accumulated other comprehensive income (loss)	29,526	(3,147)
Total stockholders' equity	6,466,961	6,515,470
Joint venture partners	330,749	342,234
Non-managing member unitholders	201,056	201,056
Total noncontrolling interests	531,805	543,290
Total equity	6,998,766	7,058,760
Total liabilities and equity	$ 15,661,956	$ 15,257,519

Healthpeak Properties, Inc.
Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
Revenues:				
Rental and related revenues	$ 392,301	$ 353,516	$ 1,149,530	$ 1,022,130
Resident fees and services	122,142	119,022	369,062	352,458
Income from direct financing leases	—	2,179	1,168	6,522
Interest income	5,963	6,748	16,950	31,869
Total revenues	520,406	481,465	1,536,710	1,412,979
Costs and expenses:				
Interest expense	44,078	35,905	123,531	121,429
Depreciation and amortization	173,190	177,175	531,412	506,172
Operating	220,208	202,139	642,499	574,032
General and administrative	24,549	23,270	73,161	72,260
Transaction costs	728	—	1,636	1,417
Impairments and loan loss reserves (recoveries), net	3,407	285	3,678	4,458
Total costs and expenses	466,160	438,774	1,375,917	1,279,768
Other income (expense):				
Gain (loss) on sales of real estate, net	(4,149)	14,635	10,047	189,873
Gain (loss) on debt extinguishments	—	(667)	—	(225,824)
Other income (expense), net	305,678	1,670	326,855	5,604
Total other income (expense), net	301,529	15,638	336,902	(30,347)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	355,775	58,329	497,695	102,864
Income tax benefit (expense)	3,834	649	3,775	1,404
Equity income (loss) from unconsolidated joint ventures	(325)	2,327	2,141	4,517
Income (loss) from continuing operations	359,284	61,305	503,611	108,785
Income (loss) from discontinued operations	(1,298)	601	2,011	384,569
Net income (loss)	357,986	61,906	505,622	493,354
Noncontrolling interests' share in continuing operations	(4,016)	(7,195)	(11,701)	(14,036)
Noncontrolling interests' share in discontinued operations	—	—	—	(2,539)
Net income (loss) attributable to Healthpeak Properties, Inc.	353,970	54,711	493,921	476,779
Participating securities' share in earnings	(604)	(269)	(2,523)	(3,001)
Net income (loss) applicable to common shares	$ 353,366	$ 54,442	$ 491,398	$ 473,778
Basic earnings (loss) per common share:				
Continuing operations	$ 0.66	$ 0.10	$ 0.91	$ 0.17
Discontinued operations	0.00	0.00	0.00	0.71
Net income (loss) applicable to common shares	$ 0.66	$ 0.10	$ 0.91	$ 0.88
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.65	$ 0.10	$ 0.91	$ 0.17
Discontinued operations	0.00	0.00	0.00	0.71
Net income (loss) applicable to common shares	$ 0.65	$ 0.10	$ 0.91	$ 0.88
Weighted average shares outstanding:				
Basic	538,417	539,021	539,105	538,879
Diluted	546,015	539,388	544,852	539,159

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
Net income (loss) applicable to common shares	$ 353,366	$ 54,442	$ 491,398	$ 473,778
Real estate related depreciation and amortization	173,190	177,175	531,412	506,172
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	8,704	4,722	19,049	12,044
Noncontrolling interests' share of real estate related depreciation and amortization	(4,464)	(4,849)	(14,487)	(14,599)
Loss (gain) on sales of depreciable real estate, net[1]	5,280	(41,393)	(11,408)	(598,531)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	239	(1,068)	89	(6,934)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	3,450	12	5,628
Loss (gain) upon change of control, net[2]	(311,438)	—	(311,438)	(1,042)
Taxes associated with real estate dispositions	197	483	31	2,666
Impairments (recoveries) of depreciable real estate, net	—	1,952	—	5,695
Nareit FFO applicable to common shares	225,074	194,914	704,658	384,877
Distributions on dilutive convertible units and other	2,352	1,651	7,055	—
Diluted Nareit FFO applicable to common shares	$ 227,426	$ 196,565	$ 711,713	$ 384,877
Diluted Nareit FFO per common share	$ 0.42	$ 0.36	$ 1.30	$ 0.71
Weighted average shares outstanding - diluted Nareit FFO	546,015	544,889	546,677	539,159
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 681	$ 1,259	$ 1,573	$ 6,638
Other impairments (recoveries) and other losses (gains), net[3]	2,897	20,073	(5,874)	25,161
Restructuring and severance related charges	—	—	—	2,463
Loss (gain) on debt extinguishments	—	667	—	225,824
Casualty-related charges (recoveries), net[4]	4,514	558	4,103	5,203
Total adjustments	8,092	22,557	(198)	265,289
FFO as Adjusted applicable to common shares	233,166	217,471	704,460	650,166
Distributions on dilutive convertible units and other	2,338	2,313	7,055	6,323
Diluted FFO as Adjusted applicable to common shares	$ 235,504	$ 219,784	$ 711,515	$ 656,489
Diluted FFO as Adjusted per common share	$ 0.43	$ 0.40	$ 1.30	$ 1.20
Weighted average shares outstanding - diluted FFO as Adjusted	546,015	546,714	546,677	546,485

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(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The three and nine months ended September 30, 2022 includes a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated life science assets in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(3) The three months ended September 30, 2022 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations. The nine months ended September 30, 2022 also includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital that was in a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB. The three months ended September 30, 2021 includes the following: (i) a $22 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) recoveries of loan loss reserves recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations. The nine months ended September 30, 2021 also includes the following: (i) $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations and (ii) an additional $7 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations. The amounts are reported net of the associated income tax impact.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
FFO as Adjusted applicable to common shares	$ 233,166	$ 217,471	$ 704,460	$ 650,166
Stock-based compensation amortization expense	4,614	4,436	14,635	13,895
Amortization of deferred financing costs	2,691	2,343	8,069	6,677
Straight-line rents	(12,965)	(8,290)	(36,837)	(23,627)
AFFO capital expenditures	(24,358)	(28,980)	(75,103)	(72,112)
Deferred income taxes	(2,814)	(1,747)	(3,741)	(6,240)
Other AFFO adjustments	(7,020)	(5,494)	(20,545)	(15,181)
AFFO applicable to common shares	193,314	179,739	590,938	553,578
Distributions on dilutive convertible units and other	1,649	1,650	4,945	4,512
Diluted AFFO applicable to common shares	**$ 194,963**	**$ 181,389**	**$ 595,883**	**$ 558,090**
Weighted average shares outstanding - diluted AFFO	544,190	544,889	544,852	544,660